EXHIBIT 99.1

China Xiniya Fashion Limited Reports 2015 First Quarter Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—May 27, 2015—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the first quarter of 2015. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The Company publishes its financial statements in Renminbi (“RMB”).

First Quarter 2015 Highlights

•	Revenue during the first quarter of 2015 decreased by 47.3% to RMB107.9 million, as compared to RMB204.6 million in the first quarter of 2014.
•	Gross margin was 27.9% in the first quarter of 2015 as compared to 29.6% in the first quarter of 2014.
•	Net profit in the first quarter of 2015 declined by 38.7% to RMB16.3 million as compared to RMB26.6 million in the first quarter of 2014.
•	Earnings per ADS were $0.19 in the first quarter of 2015 as compared to $0.30 per ADS in the first quarter of 2014.
•	Xiniya’s network of authorized retailers had a total closure of 294 retail outlets in the first quarter of 2015. The total number of authorized retail outlets was 604 as of March 31, 2015.

Recent developments

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The Company successfully held its 2015 Fall Collection Sales Fair in mid April 2015 in Xiamen City, Fujian Province. The Company’s distributors and authorized retailers in attendance placed their orders for Xiniya’s latest 2015 Fall collection. Xiniya exhibited over 500 new products during the sales fair including apparel, shoes, bags and accessories for distributors and authorized retailers to select from based on each store’s location, climate and local consumer taste. Deliveries will take place during the third quarter of 2015. The distributors will then either deliver these products to authorized retailers or display them in their own retail outlets. The total orders for 2015 Fall Collection experienced a less than 20% decrease, when compared to the total orders of the corresponding period in the previous year.

“Sentiment among our distributors and authorized retailers has improved significantly following the completion of the first phase of our inventory buyback in 2014,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “As part of our effort to stabilize our retail network, we are now focusing on the short term challenges of preserving cash, implementing cost cutting initiatives and installing an ERP system to effectively monitor our distribution channels. With these short-term initiatives in place and our substantial capital position, we are well prepared for the consolidation of the menswear industry. We believe that numerous opportunities will present themselves in the mid to long-term as the market increasingly becomes concentrated among a few big brands. At the same time, we are working to reduce the layers of our business model to increase efficiency by converting distributors into city retailers. As we begin the next phase, we will continue to monitor our retail network closely and may initiate appropriate actions as the situation evolves over the year or next. I am confident that the changes we have made to our business model will further strengthen the position of our brand during the next round of industry consolidation.”

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First Quarter 2015 Results

Revenue for the first quarter of 2015 decreased 47.3% to RMB107.9 million from RMB204.6 million during the first quarter of 2014. The Company delivered approximately 556,000 units to its distributors during the first quarter of 2015, compared with 1,049,000 units during the first quarter of 2014. The total retail outlet count as of March 31, 2015 was 604. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2014	As of March 31, 2015

Company-operated flagship stores	1	1
Distributor-operated stores	81	79
Distributor-operated flagship stores	3	3
Distributor-operated retail website	1	1
Managed by authorized retailers	812	520
Total outlet count	898	604

Gross profit decreased to RMB30.1 million in the first quarter of 2015 from RMB60.5 million in the first quarter of 2014. Gross margin was 27.9% in the first quarter of 2015 as compared with 29.6% in the first quarter of 2014. The decrease in gross margin was primarily due to increase in research and development expenses as a percentage of total sales in the first quarter of 2015.

Interest and other income was RMB5.8 million in the first quarter of 2015 as compared to RMB5.2 million in the first quarter of 2014. The increase was mainly due to the receipt of expense reimbursement from the depository for the American depository receipt program-related expenses.

Selling and distribution expenses in the first quarter of 2015 decreased to RMB7.2 million from RMB20.4 million in the first quarter of 2014. The decrease was mainly due to cost cutting initiatives in reducing advertising and promotional expenses, packaging expenses and shop rack expenses.

Administrative expenses decreased to RMB6.7 million in the first quarter of 2015 from RMB9.1 million in the first quarter of 2014, primarily due to cost cutting initiatives in all areas of business.

Profit before taxation was RMB22.1 million in the first quarter of 2015, compared with RMB36.2 million in the first quarter of 2014.

Income tax expense in the first quarter of 2015 was RMB5.7 million, compared with RMB9.6 million in the first quarter of 2014.

Profit after taxation for the first quarter of 2015 was RMB16.3 million, compared with RMB26.6 million in the first quarter of 2014. Earnings per ADS were $0.19 in the first quarter of 2015, compared to $0.30 per ADS in the first quarter of 2014.

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Financial Position

As of March 31, 2015, the Company had cash and cash equivalents of RMB781.7 million, and time deposits held at banks with original maturities of more than three months of RMB350.0 million.

As of March 31, 2015, the Company had trade receivables of RMB280.8 million. The increase in trade receivables was primarily due to relatively longer credit terms provided the distributors as compared to March 31, 2014.

Prepayments to suppliers are prepayments paid to the contract manufacturers for 2015 spring and summer orders. The decrease in these prepayments from December 31, 2014 was primarily due to offsets with payables to the contract manufacturers during the first quarter of 2015.

Deposits received from distributors are payments made by distributors for 2015 spring and summer orders placed with the Company. The decrease in these deposits from December 31, 2014 was primarily due to offsets with trade receivables from these distributors during the first quarter of 2015.

The provision for liability represents a provision for constructive obligation to buyback certain inventory from certain distributors in 2015. Although none of the distributors agreements contained or contains any right of return provisions or other similar rights, the Company took an initiative to buyback certain excessive inventory from certain distributors in 2014 so that these distributors and authorized retailers relating to these distributors could be relieved of excessive inventory pressure in retail channels caused by the gradual slowdown in China’s economy and a slowdown in demand in the menswear industry. Subject to market conditions, the inventory buyback initiative implemented in 2014 gives rise to a similar expectation that the Company may implement a similar inventory buyback initiative in 2015 which, in turn, gives rise to a constructive obligation.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Standard Time (EDT) on May 28, 2015, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

-	USA: 1877-679-2987
-	China: 800-803-6152
-	Hong Kong: 800-908-575
-	International access: +852 3056 2688

Participant PIN Code: 265008#

A live webcast of the conference call will be available on: http://www.corpasia.net/cancast/taiwan/register.php?id=tw0000_445&version=e

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A telephone replay of the call will be available 2 hours after the end of the conference through June 27, 2015 at 8 a.m. EDT.

Hong Kong	3060-0238
China	1080-0265-2561 Southern China - CT 1080-0650-0588 Northern China – CNC
USA	1866-345-5132

Conference Reference: 215437#

Accessible Duration: 30 Days

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.1990 on March 31, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on March 31, 2015, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors. Its products are sold to consumers at over 600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

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For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004 in U.S.A.

Email: lbergkamp@ChristensenIR.com

Or

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

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CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended March 31,
	2014	2015	2015
	RMB	RMB	USD

Revenue	204,591	107,896	17,405
Cost of sales	(144,122)	(77,775)	(12,546)
Gross profit	60,469	30,121	4,859

Interest and other income	5,234	5,827	940
Selling and distribution expenses	(20,417)	(7,184)	(1,159)
Administrative expenses	(9,124)	(6,684)	(1,078)
Profit before taxation	36,162	22,080	3,562
Income tax expense	(9,563)	(5,741)	(926)
Profit for the period	26,599	16,339	2,636
Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	739	18	3
Total comprehensive income for the period	27,338	16,357	2,639
Earnings per share - basic and diluted (in RMB)	0.12	0.07
Earnings per ADS – basic and diluted (in USD)	0.30	0.19

Weighted average shares outstanding in the period (‘000)	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	14,232	14,232

One ADS represents 16 ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of March 31,
	2014	2015	2015
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	5,316	4,590	740
Intangible assets	6,379	5,832	941
Deposit for land use right	8,854	8,854	1,428
Deferred tax assets	54,760	49,019	7,908
Total non-current assets	75,309	68,295	11,017

Current assets
Cash and cash equivalents	985,097	781,689	126,099
Time deposits held at banks with maturity over three months	70,000	350,000	56,461
Trade receivables	278,446	280,791	45,296
Prepayments to suppliers	48,140	16,203	2,614
Inventories	97,800	81,094	13,082
Other receivables and prepayments	58,106	53,593	8,645
Total current assets	1,537,589	1,563,370	252,197

Total assets	1,612,898	1,631,665	263,214

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	519,077	519,077	83,736
Statutory reserve	122,615	122,615	19,780
Currency translation reserve	(19,469)	(19,487)	(3,143)
Retained earnings	708,804	725,143	116,977
Total equity	1,331,104	1,347,425	217,362

Current liabilities
Trade payables	45,288	71,076	11,466
Deposits received from distributors	63,400	34,300	5,533
Other payables and accruals	34,493	40,251	6,493
Provision for liability	136,200	136,200	21,971
Current income tax payable	2,413	2,413	389
Total current liabilities	281,794	284,240	45,852

Total equity and liabilities	1,612,898	1,631,665	263,214

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Three months ended March 31,
	2014	2015	2015
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Profit before taxation	36,162	22,080	3,562
Adjustments for:
Depreciation for property, plant and equipment	1,045	726	117
Amortization for intangible assets	547	547	88
Interest income	(4,964)	(4,469)	(721)
Foreign exchange gains/(losses)	(798)	15	2
Provision for estimated sales return	—	2,179	352
Share-based compensation	226	—	—
Operating profit before working capital changes	32,218	21,078	3,400
Decrease/(increase) in trade receivable	220,523	(2,345)	(378)
Decrease in prepayments to suppliers	58,537	31,937	5,152
(Increase)/decrease in inventories	(57,649)	16,706	2,695
(Increase)/decrease in other receivables and prepayments	(2,339)	8,553	1,379
Increase in trade payables	61,131	25,788	4,160
Decrease in deposits received from distributors	(47,250)	(29,100)	(4,694)
(Decrease)/increase in other payables and accruals	(10,149)	3,579	577
Cash generated by operating activities	255,022	76,196	12,291
Income tax paid	(16,282)	—	—
Net cash generated by operating activities	238,740	76,196	12,291

Cash flows from investing activities:
Increase in time deposits held at banks with original maturity over three months	(220,000)	(280,000)	(45,168)
Interest received	380	429	69
Net cash used in investing activities	(219,620)	(279,571)	(45,099)

Net increase/(decrease) in cash and cash equivalents	19,120	(203,375)	(32,808)
Cash and cash equivalents at beginning of the period	806,467	985,097	158,912
Exchange gains/(losses) on cash and cash equivalents	1,537	(33)	(5)
Cash and cash equivalents at end of the period	827,124	781,689	126,099

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